Exhibit 19.1
Insider Trading Policy

Executive Summary
This policy sets out guidelines for buying and selling securities to help you comply with laws on securities transactions and to reduce Seagate’s legal and reputational risk.
Scope
This policy applies to Seagate employees, board members, and business partners that work on behalf of Seagate. It also applies to family members who live with you or are financially dependent on you, and any other person or entity where you have influence or control over their investments, such as trusts, partnerships, and foundations.
Policy
Policy Administration

Seagate’s Chief Legal Officer (“CLO”) administers this policy and serves as the Insider Trading Policy Compliance Officer. The CLO may designate others to assist in carrying out his or her responsibilities.

You should direct any questions on this Policy to Seagate’s Corporate Legal team by emailing corporatelegal@seagate.com.
Insider Trading Prohibitions

•No Trading While Aware of Material Nonpublic Information (“MNPI”). Never buy or sell Seagate securities while possessing MNPI.
•No Tipping. Do not disclose (“tip”) MNPI to other persons, including family members, or make any recommendation about whether to buy or sell Seagate securities while aware of MNPI.
•No Third-Party Trading or Tipping. Do not trade in the securities of another company (such as suppliers, customers or competitors) when aware of MNPI about that company in connection with your work at Seagate. You must also not tip MNPI about another company.
•No Short Sales, Hedging, Trading in Derivatives, or Share Pledges. Short sales, transactions that hedge or offset, or are designed to hedge or offset, any decrease in the value of Seagate securities, transactions in derivatives of Seagate securities, and holding Seagate securities in a margin account and/or pledging Seagate securities as collateral are not allowed under this policy.
“Material” Nonpublic Information

Generally, information (either positive or negative) is “material” if, based on all relevant facts and circumstances, a reasonable investor would find it important when deciding whether to buy or sell a security, or if it could significantly impact the security’s market price. Examples may include historical or forecasted revenues, earnings, or other financial results, significant developments regarding Seagate’s technology or business operations, or significant cybersecurity incidents or data breaches.
“Nonpublic” Information

Information is “nonpublic” when it has not been previously disclosed or made available to the general public and should be considered nonpublic for at least one full trading day after being made public.
Permitted Transactions

The transactions listed below are not subject to this policy’s restrictions, including during restricted trading periods:
•Transactions directly with Seagate
•Transactions relating to equity incentive awards without any open-market sale (e.g. vesting of equity compensation awards share withholding by Seagate to satisfy tax-withholding requirements upon vesting)
•“Sell-to-cover” transactions pursuant to a non-discretionary policy adopted by Seagate that is intended to facilitate the payment of withholding taxes upon vesting of certain equity awards

•Transactions pursuant to a previously established trading plan entered in accordance with the terms of this policy and Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended (the “Act”)
•The transfer of securities that is mandated by divorce decree or settlement agreement and is not in satisfaction of a cash obligation
•Bona fide gifts for estate planning purposes (e.g., gifts to a trust, family limited partnership, or charitable foundation) are allowed if you or your immediate family are the sole beneficiaries and the shares remain subject to this policy’s restrictions; all other gifts are subject to this policy, including trading blackout periods and the requirement for Management Insiders (as defined below) to seek pre-clearance.
Additional Limitations on Management Insiders

Directors, executive officers, certain designated individuals, their financially dependent or cohabiting family members, and anyone they direct, influence, or control are subject to additional restrictions and are referred to as “Management Insiders.” You will be notified by Seagate’s Corporate Legal team if these restrictions apply to you.

Mandatory Preclearance

Except for those permitted transactions listed above, all Management Insiders and those designated by the Compliance Officer (including controlled entities and household members) must preclear all transactions in Seagate securities.

Pre-clearance approval: (i) is valid for five (5) trading days following the date of notice or until the end of the current Window Period (as defined below), whichever is sooner; (ii) may be granted, withheld, or revoked at any time; (iii) does not replace your independent obligation to confirm you do not possess MNPI; (iv) is not legal advice regarding compliance with applicable law; and (v) will not result in liability to Seagate or any other person if delayed or withheld.

Please use the following link to submit all pre-clearance requests: Pre-Clearance Form.
Trading Windows

Management Insiders may only trade Seagate securities after obtaining preclearance, which will generally be granted only during an open trading window (“Window Period”). Window Periods begin on the second trading day after Seagate makes a public news release of its quarterly earnings, and end at the close of the Nasdaq market on the twenty-first day prior to the last day of the current fiscal quarter. Seagate’s Corporate Legal team will notify you each time a Window Period begins and ends.
Additional Restrictions on all Insiders
Special Blackout Periods
From time to time, Seagate may impose a special blackout period for certain Seagate personnel. These insiders may not trade in Seagate securities during the special blackout period or disclose to others (including other insiders) the fact that a special blackout period is in effect. You will be notified if Seagate imposes a special blackout period on you.
Restrictions Following Termination of Employment or Service
Even after your employment with or service to Seagate terminates, you remain subject to federal securities laws. In particular, if you are in possession of MNPI about Seagate, you must not trade in Seagate securities until that information has become public or is no longer material.
Rule 10b5-1 Trading Plans
Trading restrictions under this policy do not apply to transactions made pursuant to a trading plan entered in accordance with this policy and Rule 10b5-1 of the Securities Exchange Act of 1934 (“Trading Plan”). The person entering into a Trading Plan is solely responsible for the plan’s compliance with Rule 10b5-1 and for executing transactions under the Trading Plan.
All Trading Plans must be pre-approved by the CLO or his or her designee before adoption, modification, or termination.
Prohibited Use of Seagate Information in Prediction or Speculative Markets

You may not participate in any prediction markets (such as Kalshi or Polymarket), betting, or other speculative activities where Seagate is the subject of a bet or prediction. Even when Seagate is not the subject of a bet or prediction, you may not use Seagate confidential information, or confidential information learned through Seagate about a Seagate business partner, to participate in prediction markets or betting. Such activity may result in the misuse of company information and may be prohibited by law.
Policy Compliance

You are individually responsible for complying with this policy, including the determination of whether you possess MNPI.

You may be asked to certify your compliance with this policy from time to time.

Violations

Anyone who violates this policy or applicable laws may be subject to discipline, up to and including termination of employment or services and repayment of equity awards. Additionally, individuals who engage in illegal insider trading or tipping can be liable for criminal and civil penalties.